How has the market reacted to the shareholder call for managerial change?

Historical Stock Price Reactions to Proxy Contest Announcements



+30%
30%
20%
10%
AVERAGE = 1.3%
0
(-10%)
(-20%)
(-30%)
(-40%)
WALTER ENERGY
ALLY FINANCIAL
AIR METHODS CORP
ROWAN COMPANIES
COMMONWEALTH REIT
VIVUS
BRE PROPERTIES
SANDRIDGE ENERGY
TELEPHONE AND DATA SYSTEMS
ELECTRONIC ARTS
TEM HEALTH HOLDINGS
BOB EVANS FARMS
MGM RESORTS
ALERE, INC.
JOS. A BANK CLOTHIERS
H&R BLOCK
COMVERSE TECHNOLOGY
STRATEGIC HOTELS
UNITED CONTINENTAL
LEAR CORP
GANNETT CO
PIMCO DYNAMIC
ALLISON TRANSMISSION
THE BABCOCK & WILCOX COMPANY
BMC SOFTWARE
DILLARD'S
SHUTTERFLY
COHEN & STEERS REIT
TELLABS
SOTHEBY'S
CRACKER BARREL
NORTHSTAR ASSET MANAGEMENT
SIMPSON MANUFACTURING CO
SOUTHERN UNION
METROPCS COMMUNICATIONS
COMMONWEALTH REIT
WENDY'S INTERNALTIONAL
GENZYME CORPORATION
FOREST CITY REALTY
ALLERGAN
STILLWATER MINING CO
SELECT INCOME REIT
AARON'S
CSX CORP
GAYLORD ENTERTAINMENT
BIOGEN IDEC
AOL
BIOGEN IDEC
AMERICAN CAPITAL
CRACKER BARREL
AIR METHODS CORP
HESS CORP
TEMPUR SEALY INTERNATIONAL
HEXCEL CORP
CVR ENERGY
TEMPLE-INLAND
SELECT COMFORT CORP
ABOVENET
PROGRESS SOFTWARE CORP
NATIONAL FUEL GAS COMPANY
BIOGEN IDEC
BUFFALO WILD WINGS
THE NEW YORK TIMES
ACXIOM CORPORATION
THE WILLIAMS COMPANIES
ARCONIC INC.
COMPANIES INVOLVED IN PROXY CONTEST

Demonstrating that Arconic stock is worth more without Dr. Kleinfeld at the helm, Arconic shares increased 30% following the call for managerial change, the most positive reaction to a proxy contest announcement at any company in recent history.

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Who has more at stake in the long-term future of Arconic?

Total Stock Purchased/(Sold)



$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
0
(-$500,000)
BUYERS OF MORE THAN $2.5 BILLION IN STOCK
SELLER OF MORE THAN $50 MILLION IN STOCK
SHAREHOLDERS SUPPORTING MANAGERIAL CHANGE
DR. KLEINFELD

While shareholders publicly in support of managerial change have purchased over $2.5 billion of Arconic stock, Dr. Kleinfeld has never purchased a single share and has sold more than $50 million of stock over his tenure.

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What have Arconic's other largest shareholders said about the need for managerial change?

"We, therefore, encourage you to support the changes sought by our fellow shareholders at Elliott Management. We intend to support Elliott's proposed proxy slate because it best serves the long-term interests of the Company and its owners."

— First Pacific Advisors, February 6, 2017

"Independent members of this board, who own less than 0.1% of outstanding shares, continue to disregard the overwhelming publicly expressed desire for leadership change from the company's largest long-term owners, including Orbis."

— Adam Karr, Orbis Investment Management, March 3, 2017

"It's a CEO problem ... there has been no value created."

— Sarat Sethi, Douglas Lane & Associates, January 30, 2017

"Lion Point believes that Elliott's plan for value creation can reverse the past and set new Arconic on a better path to creating shareholder value."

— Lion Point Capital, February 16, 2017

While five of Arconic's largest shareholders have publicly advocated managerial change, not one has publicly supported Dr. Kleinfeld.

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DISREGARD AND DISCARD THE WHITE PROXY CARD
Questions? 1.877.869.0171

SOURCES

HOW HAS THE MARKET REACTED TO THE SHAREHOLDER CALL FOR MANAGERIAL CHANGE?: STOCK PRICE REACTION BASED UPON INITIAL TEN DAYS OF TRADING IMMEDIATELY FOLLOWING THE RESPECTIVE DISSIDENT GROUP'S CALL FOR CHANGE. DATA SET INCLUDES ALL CONTESTS INVOLVING COMPANIES WITH A MARKET CAPITALIZATION IN EXCESS OF ONE BILLION DOLLARS ANNOUNCED IN THE LAST DECADE.

WHO HAS MORE AT STAKE IN THE LONG TERM FUTURE OF ARCONIC?: BASED UPON A REVIEW OF PUBLIC FILINGS, DR. KLEINFELD HAS NOT PURCHASED A SHARE OF ALCOA INC. OR ARCONIC INC. COMMON STOCK DURING HIS TENURE AS CEO. VALUE OF SHARES PURCHASED BY SHAREHOLDERS IN SUPPORT OF MANAGERIAL CHANGE CALCULATED UTILIZING THE CLOSING PRICE OF ARCONIC STOCK AS OF MARCH 17TH, 2017.
